EXHIBIT 21.1

LIST OF SUBSIDIARIES of OMEGA FLEX, INC.

Name	Jurisdiction of Formation

Exton Ranch, LLC	Delaware

Omega Flex Limited	England

Omega Flex Industrial Limited	England

Sierra Omega, Inc.	Delaware